TELEPHONE: 1-650-461-5600 FACSIMILE: 1-650-461-5700 WWW.SULLCROM.COM	1870 Embarcadero Road Palo Alto, California 94303-3308 LOS ANGELES • NEW YORK • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

August 27, 2020

VIA EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	The AZEK Company Inc.
Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, The AZEK Company Inc. (the “Company”), we are confidentially submitting a draft Registration Statement on Form S-1 (the “Draft Registration Statement”) for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the public offering by certain stockholders of the Company of shares of the Company’s Class A common stock.

The Company submitted the Draft Registration Statement prior to the end of twelfth month following June 11, 2020, the effective date of the Company’s registration statement on Form S-1 under the Securities Act of 1933, as amended, filed in connection with the Company’s initial public offering. The Company acknowledges to the Staff that the Company will publicly file its Registration Statement, along with the Draft Registration Statement, such that both are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

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Any questions or notifications with respect to this confidential submission should be directed to the undersigned at Sullivan & Cromwell LLP, counsel to the Company with respect to this matter, at (650) 461-5610.

Very truly yours,

/s/ John L Savva
John L. Savva

cc:	Jesse Singh, The AZEK Company Inc.
Ralph Nicoletti, The AZEK Company Inc.
Greg Jorgensen, The AZEK Company Inc.
Paul Kardish, The AZEK Company Inc.
Rachel Sheridan, Latham & Watkins LLP
Samuel Rettew, Latham & Watkins LLP
Rita-Anne O’Neill, Sullivan & Cromwell LLP